PROSPER MARKETPLACE, INC.
111 Sutter Street, 22nd Floor
San Francisco, CA  94104
(415) 593-5400

October 4, 2011

By EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549
Attention:  Christian Windsor

RE:	Prosper Marketplace, Inc. Post Effective Amendment #12 on Form S-1 SEC File 333-147019 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Prosper Marketplace, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Post Effective Amendment #12 on Form S-1 (SEC File No. 333-147019), as amended (the “Post Effective Amendment #12”), so that it may become effective as soon as practicable on October 4, 2011, or as soon thereafter as possible.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Post Effective Amendment #12 effective, it does not foreclose the Commission from taking any action with respect to the Post Effective Amendment #12;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Post Effective Amendment #12 effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Post Effective Amendment #12; and

(iii)
the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Post Effective Amendment #12 effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Keir Gumbs of Covington & Burling LLP, special counsel to the Company, at 202-662-5500 as soon as the Post Effective Amendment #12 has been declared effective.

Securities and Exchange Commission
October 4, 2011

Very truly yours,

PROSPER MARKETPLACE, INC.

By:	/s/ Sachin Adarkar
Name:	Sachin Adarkar
Its:	General Counsel